Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1                      Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta  T6E 6S4

ITEM 2                      Date of Material Change

April 3, 2008

ITEM 3                      News Release

A News Release dated April 8, 2008 was issued and disseminated on April 8, 2008 through the services of Marketwire and filed that same date on SEDAR.

ITEM 4                      Summary of Material Change

ViRexx Medical Corp. (“ViRexx”) announced a change to its board of directors.

ITEM 5                      Full Description of Material Change

ViRexx announced that as of April 3, 2008 Mr. Peter P. Smetek, Jr. ceased to be a director of the Corporation.  The board of directors now consists of Darrell Elliott, Doug Gilpin, Jacques Lapointe, Michael Marcus and Yves Cohen.

ITEM 6	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7                      Omitted Information

Not Applicable

ITEM 8                      Executive Officer

Darrell Elliott
Chief Executive Officer
Tel: (780) 433-4411

ITEM 9                      Date of Report

April 8, 2008